09040984

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 N. Wacker Drive, Suite 2800
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alicia Derrah (312)881-6811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address), Chicago (City) IL (State) 60606 (Zip Code)

SEC Mail Processing Section
JUN 01 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alicia Derrah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Man Investments Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

OFFICIAL SEAL
BARBARA REISMAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/14/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.
Index
March 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Man Investments Inc.

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Man Investments Inc. (the "Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent"), and as disclosed in the footnotes to the financial statement, has extensive transactions and relationships with the Parent and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

May 28, 2009

Man Investments Inc.
Statement of Financial Condition
March 31, 2009

Assets	
Cash	$ 24,185,168
Due from affiliates	2,442,200
Prepaid expenses	7,380,057
Other assets	1,023,637
Total assets	$ 35,031,062
Liabilities and Stockholder's Equity	
Accrued expenses and other payables	$ 2,784,475
Payable to broker-dealers	1,681,824
Due to affiliates	3,946,987
Current taxes payable	547,713
Total liabilities	8,960,999
Common stock, $1 par value; 10,000 shares authorized and 2,900 issued and outstanding	2,900
Additional paid-in capital	36,592,100
Accumulated deficit	(10,524,937)
Total stockholder's equity	26,070,063
Total liabilities and stockholder's equity	$ 35,031,062

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc., (the "Parent") which, in turn, is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In addition, the Company is registered as a guaranteed introducing broker with the National Futures Association and the Commodity Futures Trading Commission. The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
Cash includes non interest-bearing deposits.

Income Taxes
Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

The Company is included in the consolidated federal and state income tax returns filed by Man Investments USA Holdings Inc (an affiliate and parent company in the United States). Federal income taxes are determined on a separate return basis pursuant to a tax sharing agreement between the Company and Man Investments USA Holdings Inc. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when these differences are expected to reverse.

In July 2006, FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Tax" ("FIN 48") as an interpretation of FASB No. 109. FIN 48-2 "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" ("FSP 48-2") allowed the Company to defer the adoption of FIN 48 until annual periods beginning after December 15, 2007. Based upon management's analysis at that time, it was determined that the adoption of FIN 48 would not have had a material impact to the Company's financial statements.

On December 30, 2008, the FASB issued FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises ("FSP 48-3"), which once again deferred the effective date of FIN 48. Under FSP 48-3, in the absence of early adoption, FIN 48 will become effective for the Company at March 31, 2010. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimatable.

FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of

any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce stockholder's equity. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the beginning balance of stockholder's equity upon adoption.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Related Party Transactions

Man-Glenwood Inc. (the "Affiliate") provides the Company with technology support, legal and compliance as well as finance and administration services. The Company reimburses the Affiliate, generally on a monthly basis, for its share of the expenses incurred by the Affiliate based on the terms listed in the Administrative Services and Expense Funding Agreement. The expenses allocated to the Company by the Affiliate are management's best estimate of the amount of expenses the Company would incur on a stand-alone basis.

Substantially all of the Company's revenue is earned from related parties of Man Group plc.

4. Stock Based Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group plc. In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires compensation costs related to share-based transactions to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), and supersedes APB No. 25.

Co-Investment Plan

The Co-Investment plan allows selected employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Participants can also purchase shares by taking out a non-interest bearing loan with Man Group to further invest in the plan. Shares held as investment within the plan for at least three years are matched by four shares of Man Group stock. Participants vest into the matching Man Group shares after one additional year. This scheme was replaced by the Man Group plc Deferred Share Plan in 2008 and no further awards were made under this scheme.

The Deferred Share plan is a long-term incentive plan for selected employees to replace the Co-Investment plan effective June 2008. Participants are awarded options for shares in Man Group plc with no exercise price subject to continuing service throughout the vesting period. There will be incremental vesting over four years.

For the year ended March 31, 2009, Man Group granted 457,832 options with a weighted-average grant date fair value of $6.82. The total fair value of these options distributed to participants for the year ended March 31, 2009 was $3,122,414.

A summary of the activity of awards granted under the Co-Investment and Deferred Share plans as of March 31, 2009 and changes during the year then ended is presented below:

	Co-Investment / Deferred Share Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award) (1)
Nonvested as of April 1, 2008	380,862	$ 8.99
Granted	457,832	6.82
Vested	223,300	7.27
Forfeited	96,017	7.30
Nonvested as of March 31, 2009	519,377	7.11
Total unrecognized compensation expense remaining	$ 5,424,524	
Weighted-average years expected to be recognized over	2.27	

(1) As Man Group plc shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

Employee Stock Purchase Plans

In accordance with local tax regulations in the U.S, Man Group sponsors an employee stock purchase plan, which allow all employees to invest funds within the plan that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. At March 31, 2009, the Company had net capital, as defined, of $15,224,168, which was $14,626,769 in excess of the required minimum net capital of $597,399. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1.

6. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

Man Investments Inc.
Statement of Financial Condition
March 31, 2009